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                             April 20, 2023

       Peter Arduini
       Chief Executive Officer and Director
       GE HealthCare Technologies Inc.
       500 W. Monroe Street
       Chicago, IL
       60661

                                                        Re: GE HealthCare
Technologies Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 18,
2023
                                                            CIK No. 0001932393

       Dear Peter Arduini:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Industrial Applications and

                             Services
       cc:                                              Andrew Fabens